UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Macquarie Infrastructure Company Trust
(Name of Issuer)
Shares of Trust Stock
(Title of Class of Securities)
55607X 10 8
(CUSIP Number)
Peter Stokes
Macquarie Infrastructure Company Trust
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1817

Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1820
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55607X 10 8

1	NAMES OF REPORTING PERSONS: Macquarie Infrastructure Management (USA) Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,578,648

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,979,648

WITH	10	SHARED DISPOSITIVE POWER:

		599,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,578,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ii

TABLE OF CONTENTS

Page

Item 1. Security and Issuer	1

Item 2. Identity and Background	1

Item 3. Source and Amount of Funds or Other Consideration	1

Item 4. Purpose of Transaction	1

Item 5. Interest in Securities of the Issuer	1

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	1

Item 7. Material to Be Filed as Exhibits	1
Signature
iii

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 to Schedule 13D, filed on April 25, 2005, Amendment No. 2 to Schedule 13D, filed on May 10, 2005 and Amendment No. 3 to Schedule 13D, filed on June 13, 2005 (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information.
     In accordance with the terms of the Management Services Agreement, a performance fee of $4.1 million is payable by the Issuer to the Reporting Person for the quarterly period ended March 31, 2006, and the Reporting Person elected to reinvest the performance fee in additional Shares of Trust Stock. On June 27, 2006, 145,547 Shares of Trust Stock were issued to the Reporting Person upon reinvestment of the performance fee in a private placement under Section 4(2) of the Securities Act of 1933, as amended.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information.
     As a result of the transactions described in this Schedule 13D, the Reporting Person beneficially owns and has sole voting power over 2,578,648 Shares of Trust Stock, which represents 9.5% of the total number of Shares of Trust Stock outstanding. The Reporting Person has sole dispositive power over 1,979,648 Shares of Trust Stock and shared dispositive power over 599,000 Shares of Trust Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 29, 2006	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Heidi Mortensen
		Name:	Heidi Mortensen
		Title:	Attorney-in-Fact